SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 31, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

As disclosed in the Form 6-K furnished to the SEC on February 6, 2020, the Board of Directors approved changes in the number and composition of the Board’s Committees, which would come into effect as of April 2020.

In this regard, due to the postponement of the Annual General Meeting of Shareholders, which was disclosed through a Form 6-K furnished on March 23, 2020, we inform that these changes will not come into effect on the date indicated before. This postponement was decided as a consequence of the state of national emergency decreed by the Peruvian government and in order to safeguard the safety of the shareholders and employees of Credicorp Ltd.

In this respect, Credicorp Ltd. will publish in due course the new effective date of said changes, once the Annual General Meeting of Shareholders has been held and the new Board of Directors has been installed.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

* * *

This Form 6-K contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. You can find these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods. Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the factors identified in "Cautionary Statement with Respect to Forward-Looking Statements", "Item 3. Key Information - 3.D Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our most recently filed Form 20-F. Any forward-looking statement made by us in this Form 6-K is based only on information currently available to us and is made only as of the date on which it is made. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative